Exhibit 99.1

Aurinia Pharmaceuticals to Present at the Leerink Partners Roundtable Series in New York September 28, 2016

VICTORIA, British Columbia--(BUSINESS WIRE)--September 22, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH /TSX:AUP), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that its Chief Executive Officer, Charles Rowland, will participate in a Fireside Chat at the Leerink Partners Roundtable Series: Rare Disease and Immuno-Oncology on September 28, 2016 at 11:05am ET in New York. To access the live webcast, please visit the investor section of the Aurinia website. A replay will also be archived on the site following the event.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients in other indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

CONTACT:
Investor & Media:
Celia Economides
Associate VP, Investor Relations
ceconomides@auriniapharma.com